Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

June 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Julie Sherman
Li Xiao
Juan Grana
Lauren Nguyen

Re:	Omada Health, Inc.

Registration Statement on Form S-1, as amended (File No. 333-287156)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Omada Health, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern time on June 5, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC As representatives of the several Underwriters listed in Schedule I of the Underwriting Agreement

By:	Morgan Stanley & Co. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Managing Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Danielle Freeman
Name: Danielle Freeman
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director, Head of HC ECM

[Signature Page to Underwriters’ Acceleration Request]